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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                               Quantum Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   74763E 20 0
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                                 (CUSIP Number)


                                    02-19-01
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |X|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)


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CUSIP NO. 74763E 20 0                 13G                Page 2 of 4 Pages

-------------------------------                    -----------------------------

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   1       NAME OF REPORTING PERSON

           UTEK Corporation

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]


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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           Incorporated in the State of Delaware
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                             5      SOLE VOTING POWER

                                           2,377,153
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                              N/A
       REPORTING
        PERSON              ----------------------------------------------------
         WITH                7      SOLE DISPOSITIVE POWER

                                           N/A

                            ----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                           N/A

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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,377,153
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*
                                                                            [ ]

--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 18.5%
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   12      TYPE OF REPORTING PERSON*

                 CO
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-------------------------------                    -----------------------------
CUSIP NO. 74763E 20 0                 13G                Page 3 of 4 Pages

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Item 1(a).        Name of Issuer:

                  Quantum Group, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Park Irvine Center Building B, 14771 Myford Road, CA 90744

Item 2(a).        Name of Person Filing:

                  UTEK Corporation

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  202 South Wheeler Street, Plant City, Florida, 33566

Item 2(c).        Citizenship:

                  Incorporated in Delaware

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  74763E 20 0

Item 3. If This Statement is Filed Pursuant to Rule 13d-1, 13-2(b) or (c), Check Whether the Person Filing is a:

                  Not Applicable.

Item 4.           Ownership.

                  (a)      2,377,153 shares of common stock

                  (b)      18.5%

                  (c)      Sole power to vote all 2,377,153 shares owned.

Item 5.           Ownership of Five Percent or Less of Class.

                  Not Applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certifications.


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CUSIP NO. 74763E 20 0                 13G                Page 4 of 4 Pages

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                                    SIGNATURE


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: March 12, 2001

                                   UTEK CORPORATION

                                   By:      /s/ CLIFFORD M. GROSS
                                      -------------------------------------
                                            Clifford M. Gross, Ph.D.
                                            Chairman and CEO